--------------------------
                                                             OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                                                       Estimated average burden
                                                       hours per response 11
                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                              Sun Communities, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    011537316
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 22, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

----------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                           -----------------
CUSIP No.  011537316                   13G                     Page 2 of 9 Pages
--------------------                                           -----------------

      1     NAMES OF REPORTING PERSONS

            Wesley Capital Management, LLC

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
            52-2280947

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)   |_|

            (b)   |_|

--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------

      4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                          5      SOLE VOTING POWER
NUMBER OF SHARES
                                       -0-
 BENEFICIALLY

 OWNED BY EACH            6      SHARED VOTING POWER

REPORTING PERSON                       974,900 (See Item 2)
                          7      SOLE DISPOSITIVE POWER
     WITH                              -0-

                          8      SHARED DISPOSITIVE POWER

                                       974,900 (See Item 2)

      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  974,900 (See Item 2)

      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             |_|

      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.35%

      12    TYPE OF REPORTING PERSON (See Instructions)

                  OO

--------------------                                           -----------------
CUSIP No.  011537316                   13G                     Page 3 of 9 Pages
--------------------                                           -----------------

      1     NAMES OF REPORTING PERSONS

            Arthur Wrubel

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)   |_|

            (b)   |_|

--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------

      4     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                          5      SOLE VOTING POWER
NUMBER OF SHARES
                                       -0-
 BENEFICIALLY

 OWNED BY EACH            6      SHARED VOTING POWER

REPORTING PERSON                       974,900 (See Item 2)
                          7      SOLE DISPOSITIVE POWER
     WITH                              -0-

                          8      SHARED DISPOSITIVE POWER

                                       974,900 (See Item 2)

      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  974,900 (See Item 2)

      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             |_|

      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.35%

      12    TYPE OF REPORTING PERSON (See Instructions)

                  IN

--------------------                                           -----------------
CUSIP No.  011537316                   13G                     Page 4 of 9 Pages
--------------------                                           -----------------

      1     NAMES OF REPORTING PERSONS

            John Khoury

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)   |_|

            (b)   |_|

--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------

      4     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canada

                          5      SOLE VOTING POWER
NUMBER OF SHARES
                                       -0-
 BENEFICIALLY

 OWNED BY EACH            6      SHARED VOTING POWER

REPORTING PERSON                       974,900 (See Item 2)
                          7      SOLE DISPOSITIVE POWER
     WITH                              -0-

                          8      SHARED DISPOSITIVE POWER

                                       974,900 (See Item 2)

      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  974,900 (See Item 4)

      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             |_|

      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.35%

      12    TYPE OF REPORTING PERSON (See Instructions)

                  IN

--------------------                                           -----------------
CUSIP No.  011537316                   13G                     Page 5 of 9 Pages
--------------------                                           -----------------

      Item 1.     NAMES OF REPORTING PERSONS

                  (a)   Name of Issuer

                  The name of the issuer is Sun Communities, Inc.

                  (b)   Address of Issuer's Principal Executive Offices

                        The Issuer's principal executive office is located at
                  2777 Franklin Road, Suite 200, Southfield, Michigan 48034

      Item 2.

                  (a)   Name of Person Filing

                        This Schedule 13G is being jointly filed by Wesley
                  Capital Management, LLC, a Delaware limited liability company (the "Management Company"), Mr. Arthur Wrubel and Mr. John Khoury with respect to the ownership of the shares of Common Stock of the Issuer by three hedge funds and two managed accounts (collectively, the "Funds") for which the Management Company serves as investment manager or advisor.(1)
                  Mr. Wrubel, Mr. Khoury and the Management Company are referred to in this Schedule 13G as the "Reporting Persons."

                        The Reporting Persons have entered into a Joint Filing
                  Agreement, dated December 30, 2005, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

                  (b)   Address of Principal Business Office, or if none,
                        Residence

                        The address of the principal business office of each of
                  the Reporting Persons is 535 Madison Avenue, 26th Floor, New York, NY 10022

                  (c)   Citizenship

                        The Management Company is organized as a limited
                  liability company under the laws of the State of Delaware. Mr. Wrubel is a United States citizen. Mr. Khoury is a Canadian citizen.

                  (d)   Title of Class of Securities

                        Common Stock, par value $.01 per share.

                  (e)   CUSIP Number

                        011537316

(1) The Management Company serves as investment manager or advisor to Wesley Capital L.P., a Delaware limited partnership, Wesley Capital Master Fund Limited, a Cayman Islands corporation, Wesley Capital QP, L.P., a Delaware limited partnership, and two managed accounts. Accordingly, the Management Company may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Funds. Mr. Wrubel and Mr. Khoury are Managing Members of the Management Company, and together they control its business activities. Accordingly each of Mr. Wrubel and Mr. Khoury may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer held by the Funds. The Management Company, Mr. Wrubel and Mr. Khoury each disclaim beneficial ownership of the shares of Common Stock of the Issuer held by the Funds, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

--------------------                                           -----------------
CUSIP No.  011537316                   13G                     Page 6 of 9 Pages
--------------------                                           -----------------

      Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:

                        Not applicable.

      Item  4.    Ownership

                  A.    Wesley Capital Management, LLC(2)

                        (a)   Amount beneficially owned: 974,900

                        (b)   Percent of class: 5.35%

                        (c)   Number of shares as to which such person has:

                              (i)   Sole power to vote or direct the vote: -0-

                              (ii)  Shared power to vote or direct the vote:
                                    974,900

                              (iii) Sole power to dispose or direct the
                                    disposition: -0-

                              (iv)  Shared power to dispose or direct the
                                    disposition: 974,900

                  B.    Arthur Wrubel(2)

                        (a)   Amount beneficially owned: 974,900

                        (b)   Percent of class: 5.35%.

                        (c)   Number of shares as to which such person has:

                              (i)   Sole power to vote or direct the vote: 0

                              (ii)  Shared power to vote or direct the vote:
                                    974,900

                              (iii) Sole power to dispose or direct the
                                    disposition: 0

                              (iv)  Shared power to dispose or direct the
                                    disposition: 974,900

(2)   See note 1.

--------------------                                           -----------------
CUSIP No.  011537316                   13G                     Page 7 of 9 Pages
--------------------                                           -----------------

                  C.    John Khoury(2)

                        (a)   Amount beneficially owned: 974,900

                        (b)   Percent of class: 5.35%.

                        (c)   Number of shares as to which such person has:

                              (i)   Sole power to vote or direct the vote: 0

                              (ii)  Shared power to vote or direct the vote:
                                    974,900

                              (iii) Sole power to dispose or direct the
                                    disposition: 0

                              (iv)  Shared power to dispose or direct the
                                    disposition: 974,900

      Item  5.    Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

      Item  6.    Ownership of More than Five Percent on Behalf of Another
                  Person:

                  See response to Item 4.

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

      Item 8.     Identification and Classification of Members of the Group

                  Not applicable.

      Item 9.     Notice of Dissolution of Group

                  Not applicable.

      Item 10.    Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

--------------------                                           -----------------
CUSIP No.  011537316                   13G                     Page 8 of 9 Pages
--------------------                                           -----------------

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December [_], 2005

                                                  Wesley Capital Management, LLC

                                                  By: /s/ Arthur Wrubel
                                                  ------------------------------
                                                      Name: Arthur Wrubel
                                                      Its:  Managing Member

                                                  /s/ Arthur Wrubel
                                                  ------------------------------
                                                  Arthur Wrubel, individually

                                                  /s/ John Khoury
                                                  ------------------------------
                                                  John Khoury, individually

                                                                       Exhibit A

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

      (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

      (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 30, 2005

                                                  Wesley Capital Management, LLC

                                                  By: /s/ Arthur Wrubel
                                                  ------------------------------
                                                      Name: Arthur Wrubel
                                                      Its:  Managing Member

                                                  /s/ Arthur Wrubel
                                                  ------------------------------
                                                  Arthur Wrubel, individually

                                                  /s/ John Khoury
                                                  ------------------------------
                                                  John Khoury, individually